UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of,  May 2015

Commission File Number  001-35722

CHINA INFORMATION TECHNOLOGY, INC.
(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F  [ X ]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Cautionary Note Regarding Forward-Looking Statements.

This Report, including the exhibits included herein, may contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results may differ materially from those discussed herein, or implied by, these forward-looking statements. Forward-looking statements are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “project” and other similar expressions. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements included in this Report are subject to significant risks and uncertainties, including but limited to: risks and uncertainties associated with the integration of the assets and operations we have acquired and may acquire in the future; our possible inability to raise or generate additional funds that will be necessary to continue and expand our operations; our potential lack of revenue growth and other factors detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company’s control). The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Entry into a Material Definitive Agreement.

On May 20, 2015, China Information Technology Inc. (the “Company”) and certain institutional investors entered into a securities purchase agreement (the “Purchase Agreement”) in connection with an offering (the “Offering”), pursuant to which the Company agreed to sell an aggregate of 2,102,484 ordinary shares and warrants of two series to initially purchase an aggregate of 1,576,863 ordinary shares. The purchase price is $6.44 per ordinary share. The Series A warrants are initially exercisable at $7.73 per share and will be exercisable immediately as of the date of issuance until 36 months after the date of issuance. The Series B warrants are initially exercisable at $7.09 per share and will be exercisable at any time immediately as of the date of issuance until six months after the date of issuance.

The exercise prices of the warrants are subject to anti-dilution adjustment in the case of future issuances or deemed issuances of ordinary shares below the warrants’ respective exercise prices, as well as customary adjustment in case of stock splits, stock dividends, combinations of shares and similar recapitalization transactions. A holder of the warrants also will have the right to exercise its warrants on a cashless basis if the registration statement or prospectus contained therein is not available for the issuance of the ordinary shares issuable upon exercise thereof.

In addition, commencing on the 40th day after the date issuance of the Series B warrants, holders may exercise the Series B warrants in whole or in part and, in lieu of making cash payment upon such exercise and in lieu of making a cashless exercise, elect to receive upon such exercise the net number of ordinary shares determined according to the formula specified in the Series B warrants, a form of which is included as Exhibit 4.1 to this Form 6-K (“Alternate Cashless Exercise”). With respect to any given Alternate Cashless Exercise, if the applicable Market Price is less than $4.00 (as adjusted for share splits, share distributions, recapitalizations or similar events), and the Company has previously delivered a Net Cash Settlement Notice (as defined in the Series B warrant) to the holder that has not been withdrawn, then the Company will pay the holder an amount in cash in addition to a limited number of ordinary shares, in each case according to a formula specified in the Series B warrants. If the Company has not previously delivered a Net Cash Settlement Notice to the holder, subject to the limitation on the amount of shares issuable upon exercise as imposed by the Nasdaq Global Select Market rules, the Alternate Cashless Exercise included in the Series B warrants may result in a significant number of shares being issued if our share price declines by a substantial margin between the 40-day and six-month anniversaries of the Offering, and the number of shares issuable upon exercise of Series B warrants will increase as our share price further decreases.

The exercisability of the warrants may also be limited if, upon exercise, the holder and its affiliates would in aggregate beneficially own more than 4.99% of the Company’s ordinary shares.

In connection with the Offering, on May 7, 2015, the Company entered into an engagement letter agreement (the “Placement Agency Agreement”) with FT Global Capital, Inc. (the “Placement Agent”) pursuant to which the Placement Agent agreed to act as the exclusive placement agent on a best efforts basis for the Offering. The Placement Agent will be entitled to a cash fee of 5% of the gross proceeds paid to the Company for the sale of ordinary shares and warrants in the Offering.

The net proceeds to the Company from the Offering, after deducting placement agent fees and the estimated offering expenses borne by the Company but excluding any proceeds from warrant exercise, are expected to be approximately $12.7 million. The Offering is expected to close on or before May 26, 2015. After giving effect to the Offering, but without giving effect to the exercise of the warrants being offered, the Company will have 34,366,359 ordinary shares outstanding.

The foregoing summaries of the terms of the form of warrants to be issued to the investors, the form of Purchase Agreement and the Placement Agency Agreement are subject to, and qualified in their entirety by, such documents attached hereto as Exhibits 4.1, 10.1 and 10.2, respectively, which are incorporated herein by reference.

The Offering was effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-196755), which became effective on June 26, 2014, pursuant to a prospectus supplement filed with the Securities and Exchange Commission.

Other Events.

On May 21, 2015, the Company issued a press release announcing the execution of the Purchase Agreement. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Exhibits

Exhibit	Description

4.1	Form of Warrant
5.1	Opinion of Maples and Calder
10.1	Form of Purchase Agreement, dated May 20, 2015, between the Company and the Investors named therein
10.2	Placement Agency Agreement, dated May 7, 2015, between the Company and FT Global Capital, Inc.
23.1	Consent of Maples and Calder (included as part of Exhibit 5.1)
99.1	Press Release, dated May 21, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 21, 2015

China Information Technology Inc.

/s/ Jiang Huai Lin
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

4.1	Form of Warrant
5.1	Opinion of Maples and Calder
10.1	Form of Purchase Agreement, dated May 20, 2015, between the Company and the Investors named therein
10.2	Placement Agency Agreement, dated May 7, 2015, between the Company and FT Global Capital, Inc.
23.1	Consent of Maples and Calder (included as part of Exhibit 5.1)
99.1	Press Release, dated May 21, 2015